SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE
13d-2(a)

Silicon Storage Technology, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

827057100

(CUSIP Number)

Ross Gatlin
181 Grand Avenue, Suite 201
Southlake, Texas 76092
817.898.1500

With a copy to:
David Rex
Jackson Walker L.L.P.
901 Main Street Suite 6000
Dallas, TX 75202
214-953-5802

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 13, 2009

(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	names of reporting persons Ross Gatlin
2	check the appropriate box if a member of a group (A) ☐ (B) ☒
3	sec use only
4	source of funds AF,OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization TX
number of shares beneficially owned by each reporting person with	7	sole voting power 0
	8	shared voting power 12,134,054 (see Introduction and Item 5)
	9	sole dispositive power 0
	10	shared dispositive power 0
11	aggregate amount beneficially owned by each reporting person 12,134,054 (see Introduction and Item 5)
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row (11) 12.7%*
14	type of reporting person IN

*           Based on 95,854,157 shares of common stock of the issuer reported outstanding on the issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2009.

1	names of reporting persons Prophet Equity Management LLC
2	check the appropriate box if a member of a group (A) ☐ (B) ☒
3	sec use only
4	source of funds AF,OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization DE
number of shares beneficially owned by each reporting person with	7	sole voting power 0
	8	shared voting power 12,134,054 (see Introduction and Item 5)
	9	sole dispositive power 0
	10	shared dispositive power 0
11	aggregate amount beneficially owned by each reporting person 12,134,054 (see Introduction and Item 5)
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row (11) 12.7%*
14	type of reporting person OO

*           Based on 95,854,157 shares of common stock of the issuer reported outstanding on the issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2009.

1	names of reporting persons Prophet Equity Partners Holdings LLC
2	check the appropriate box if a member of a group (A) ☐ (B) ☒
3	sec use only
4	source of funds AF,OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization DE
number of shares beneficially owned by each reporting person with	7	sole voting power 0
	8	shared voting power 12,134,054 (see Introduction and Item 5)
	9	sole dispositive power 0
	10	shared dispositive power 0
11	aggregate amount beneficially owned by each reporting person 12,134,054 (see Introduction and Item 5)
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row (11) 12.7%*
14	type of reporting person OO

*           Based on 95,854,157 shares of common stock of the issuer reported outstanding on the issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2009.

1	names of reporting persons Prophet Equity Partners LP
2	check the appropriate box if a member of a group (A) ☐ (B) ☒
3	sec use only
4	source of funds AF,OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization DE
number of shares beneficially owned by each reporting person with	7	sole voting power 0
	8	shared voting power 12,134,054 (see Introduction and Item 5)
	9	sole dispositive power 0
	10	shared dispositive power 0
11	aggregate amount beneficially owned by each reporting person 12,134,054 (see Introduction and Item 5)
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row (11) 12.7%*
14	type of reporting person PN

*           Based on 95,854,157 shares of common stock of the issuer reported outstanding on the issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2009.

1	names of reporting persons Prophet Equity Holdings LLC
2	check the appropriate box if a member of a group (A) ☐ (B) ☒
3	sec use only
4	source of funds AF,OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization DE
number of shares beneficially owned by each reporting person with	7	sole voting power 0
	8	shared voting power 12,134,054 (see Introduction and Item 5)
	9	sole dispositive power 0
	10	shared dispositive power 0
11	aggregate amount beneficially owned by each reporting person 12,134,054 (see Introduction and Item 5)
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row (11) 12.7%*
14	type of reporting person OO

*           Based on 95,854,157 shares of common stock of the issuer reported outstanding on the issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2009.

1	names of reporting persons Prophet Equity GP LP
2	check the appropriate box if a member of a group (A) ☐ (B) ☒
3	sec use only
4	source of funds AF,OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization DE
number of shares beneficially owned by each reporting person with	7	sole voting power 0
	8	shared voting power 12,134,054 (see Introduction and Item 5)
	9	sole dispositive power 0
	10	shared dispositive power 0
11	aggregate amount beneficially owned by each reporting person 12,134,054 (see Introduction and Item 5)
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row (11) 12.7%*
14	type of reporting person PN

*           Based on 95,854,157 shares of common stock of the issuer reported outstanding on the issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2009.

1	names of reporting persons Prophet Equity LP
2	check the appropriate box if a member of a group (A) ☐ (B) ☒
3	sec use only
4	source of funds AF,OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization DE
number of shares beneficially owned by each reporting person with	7	sole voting power 0
	8	shared voting power 12,134,054 (see Introduction and Item 5)
	9	sole dispositive power 0
	10	shared dispositive power 0
11	aggregate amount beneficially owned by each reporting person 12,134,054 (see Introduction and Item 5)
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row (11) 12.7%*
14	type of reporting person PN

*           Based on 95,854,157 shares of common stock of the issuer reported outstanding on the issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2009.

1	names of reporting persons Technology Resources Holdings, Inc.
2	check the appropriate box if a member of a group (A) ☐ (B) ☒
3	sec use only
4	source of funds AF,OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization DE
number of shares beneficially owned by each reporting person with	7	sole voting power 0
	8	shared voting power 12,134,054 (see Introduction and Item 5)
	9	sole dispositive power 0
	10	shared dispositive power 0
11	aggregate amount beneficially owned by each reporting person 12,134,054 (see Introduction and Item 5)
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row (11) 12.7%*
14	type of reporting person CO

*           Based on 95,854,157 shares of common stock of the issuer reported outstanding on the issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2009.

1	names of reporting persons Technology Resources Merger Sub, Inc.
2	check the appropriate box if a member of a group (A) ☐ (B) ☒
3	sec use only
4	source of funds AF,OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization CA
number of shares beneficially owned by each reporting person with	7	sole voting power 0
	8	shared voting power 12,134,054 (see Introduction and Item 5)
	9	sole dispositive power 0
	10	shared dispositive power 0
11	aggregate amount beneficially owned by each reporting person 12,134,054 (see Introduction and Item 5)
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row (11) 12.7%*
14	type of reporting person CO

*           Based on 95,854,157 shares of common stock of the issuer reported outstanding on the issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2009.

INTRODUCTION

This statement on Schedule 13D (this “Schedule 13D”) relates to the Agreement and Plan of Merger, dated as of November 13, 2009 (the “Merger Agreement”), by and among Technology Resources Holdings, Inc., a Delaware corporation (“Parent”), Technology Resources Merger Sub, Inc., a California corporation (the “Merger Sub”), and Silicon Storage Technology, Inc., a California corporation (the “Company”), and the transactions contemplated thereby. The Merger Agreement contemplates that, subject to the terms and conditions of the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company continuing after the merger as the surviving corporation (the “Merger”). Pursuant to the Merger Agreement, at the effective time of the Merger, each issued and outstanding share of the Company’s common stock, no par value per share (the “Common Stock”), will be converted into the right to receive $2.10 in cash, without interest.

Bing Yeh and Yaw-Wen Hu are affiliates of the Company who beneficially own 10,762,583 shares and 1,371,471 shares, respectively, for a combined total of 12,134,054 shares or approximately 12.7% of the outstanding Common Stock. In connection with the execution of the Merger Agreement, each of Mr. Yeh and Dr. Hu entered into a separate voting agreement with Parent (the “Voting Agreements”), pursuant to which they have agreed (i) to grant to Parent an irrevocable proxy to vote their shares in favor of the Merger and the Merger Agreement and against any other acquisition proposals, (ii) not to solicit any other acquisition proposals, and (iii) to certain restrictions on the transfer of their shares.

The description of the Merger Agreement and the Voting Agreements is qualified in its entirety by the terms and conditions of the Merger Agreement and the Voting Agreements, which are filed as Exhibits 99.2 through 99.4 hereto, and are incorporated herein by reference.

ITEM 1.                      SECURITY AND ISSUER.

 The class of equity security to which this statement relates is the Common Stock of the Company. The address of the principal executive offices of the Company is 1020 Kifer Road Sunnyvale, California 94086.

ITEM 2.                      IDENTITY AND BACKGROUND.

This Schedule 13D is being filed by Parent, Merger Sub, Prophet Equity Management LLC, a Delaware limited liability company (“PE Management”), Prophet Equity Partners Holdings LLC, a Delaware limited liability company (“PEP Holdings”), Prophet Equity Partners LP, a Delaware limited partnership (“PE Partners”), Prophet Equity Holdings LLC, a Delaware limited liability company (“PE Holdings”), Prophet Equity GP LP, a Delaware limited partnership (“PE GP”), Prophet Equity LP, a Delaware limited partnership (“Prophet”), and Ross Gatlin (together with Parent, Merger Sub, PE Management, PEP Holdings, PE Partners, PE Holdings, PE GP, and Prophet, the “Reporting Persons”). The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Scheduled 13D as Exhibit 99.1 (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 (the “Act”). The Reporting Persons are filing this Schedule 13D because they may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Act with respect to the transaction described in Item 4 of this Schedule 13D. The Reporting Persons expressly disclaim that they have agreed to act as a group except as described herein.

Parent and Merger Sub were formed for the specific purpose of consummating the Merger and the other transactions contemplated by the Merger Agreement. Parent is a wholly-owned subsidiary of Prophet. The principal business of Prophet is private equity investment, and its general partner is PE GP. The principal business of PE GP is its serving as the general partner of Prophet, and its general partner is PE Holdings. The principal business of PE Holdings is its serving as the general partner of PE GP, and its sole owner is PE Partners. The principal business of PE Partners is private equity investment, and its general partner is PEP Holdings. The principal business of PEP Holdings is serving as the general partner of PE Partners. The principal business of PE Management is private equity investment management.

Ross Gatlin serves as each of President, Secretary, and sole director of both Parent and Merger Sub. Mr. Gatlin also serves as the sole manager of PE Management, PE Holdings, and PEP Holdings. Mr. Gatlin’s primary occupation is as Chief Executive Officer and Managing Partner of Prophet Equity, a Texas-based private equity firm.

The principal business and office address for all Reporting Persons is 181 Grand Avenue, Suite 201, Southlake, Texas 76092.

None of the persons for whom information is provided in this Item 2: (1) was convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (2) has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Each natural person for whom information is provided in this Item 2 is a U.S. citizen.

ITEM 3.                      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

No funds were required in connection with the execution and delivery of the Voting Agreements. The total value of the Merger transaction, including the amount of funds required by Parent to pay the aggregate consideration pursuant to the Merger Agreement and the transactions contemplated thereby, and pay fees and expenses relating to the Merger, as well as the assumption or repayment of indebtedness, will be approximately $207 million, approximately $143.8 million of which is to be paid by the Company in the form of dividends or other distributions prior to the Merger. Parent currently intends to obtain the remainder such funds through a combination of (i) debt financing to be provided by one or more groups of lenders and (ii) equity financing to be provided by Prophet and certain rollover investors.

ITEM 4.                      PURPOSE OF TRANSACTION.

On November 13, 2009, the Company, Parent, and Merger Sub entered into the Merger Agreement. Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Merger Sub will be merged with and into Company, and each outstanding share of Common Stock (other than shares as to which dissenters’ rights have been properly exercised and except as described below with respect to Bing Yeh and Yaw Wen Hu) will be converted into the right to receive $2.10 in cash, without interest. In addition, all outstanding options for Common Stock will be effectively converted into the right to receive the Merger Consideration less the exercise price of such options. The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining approval of the shareholders of the Company.

The Company’s Chairman and Chief Executive Officer, Bing Yeh, and the Company’s Executive Vice President and Chief Operating Officer, Yaw Wen Hu, have entered into a contribution agreement with Parent (the “Contribution Agreement”). Under the terms of the Contribution Agreement, Mr. Yeh and Dr. Hu agreed to exchange all of their shares of Common Stock for common stock and preferred stock of Parent immediately prior to the consummation of the Merger. Parent has obtained conditional equity and debt financing commitments for the transactions contemplated by the Merger Agreement, the aggregate proceeds of which, together with the Company’s available cash, will be sufficient to pay the aggregate merger consideration and all related fees and expenses.

Mr. Yeh and Dr. Hu, who hold, directly or indirectly, approximately 12.7% of the outstanding Common Stock, have also entered into the Voting Agreements with Parent pursuant to which they have agreed to vote their shares in favor of the Merger and against any other acquisition proposals, and further agreed to certain restrictions on the transfer of their shares.

Concurrently with the execution of the Merger Agreement, the Company entered into a limited guarantee (the “Limited Guarantee”) with Prophet, pursuant to which Prophet has guaranteed the due and punctual payment by Parent, as and when due, of the “Parent Termination Fee” (as set forth in Section 8.3(e) of the Merger Agreement), and any enforcements costs related thereto pursuant to Section 8.3(f) of the Merger Agreement.

The foregoing descriptions of the Merger Agreement, Voting Agreements, Limited Guarantee, and Contribution Agreement are qualified in their entirety by reference to the Merger Agreement, Voting Agreements, Limited Guarantee, and Contribution Agreement, which are filed as Exhibits 99.2 through Exhibit 99.6 hereto, and are incorporated herein by reference.

Except as set forth in this Item 4, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.                      INTEREST IN SECURITIES OF THE ISSUER.

 (a)–(b) As a result of the Voting Agreements, the Reporting Persons may be deemed to be the beneficial owners of 12,134,054 shares of Common Stock, representing in the aggregate approximately 12.7% of the outstanding shares of Common Stock, as follows: Parent and Merger Sub, as party to the Voting Agreements; Prophet, as the sole stockholder of Parent; PE GP as general partner of Prophet; PE Holdings as general partner of PE GP; PE Partners as sole member of PE Holdings; PEP Holdings as general partner of PE Partners; PE Management as investment manager to Prophet; and Ross Gatlin as sole manager of PE Management, PE Holdings, and PEP Holdings.

     All of the percentages calculated in this Schedule 13D are based upon an aggregate of 95,854,157 shares of Common Stock reported outstanding on the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2009. The number of shares of Common Stock that may be deemed to be beneficially owned by each of the Reporting Persons with respect to which there is (i) sole voting power is none, (ii) shared voting power is 12,134,054, (iii) sole dispositive power is none, and (iv) shared dispositive power is none. The filing of this Schedule 13D by the Reporting Persons shall not be considered an admission that such Reporting Persons, for the purpose of Section 13(d) of the Exchange Act, are the beneficial owners of any of the shares of Common Stock covered in this report, and the Reporting Persons expressly disclaim such beneficial ownership.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6.                      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth in Items 1, 3, and 4 above is incorporated herein by reference

ITEM 7.                      MATERIAL TO BE FILED AS EXHIBITS.

99.1	Joint Filing Agreement By and Among Reporting Persons

99.2
Agreement and Plan of Merger, dated as of November 13, 2009, by and among Silicon Storage Technology, Inc., Technology Resources Holdings, Inc., and Technology Resources Merger Sub, Inc. (Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on November 13, 2009)

99.3	Voting Agreement, dated November 13, 2009, by and between Bing Yeh, Technology Resources Holdings, Inc., and Technology Resources Merger Sub, Inc.

99.4	Voting Agreement, dated November 13, 2009, by and between, Technology Resources Holdings, Inc., and Technology Resources Merger Sub, Inc.

99.5
Limited Guarantee dated as of November 13, 2009 by and between Silicon Storage Technology, Inc. and Prophet Equity LP. (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on November 13, 2009)

99.6	Contribution Agreement dated as of November 13, 2009, by and between Technology Resources Holdings, Inc., Bing Yeh, and Yaw-Wen Hu.

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Date: November 23, 2009

technology resources holdings, inc.

By: /s/ Ross Gatlin
Ross Gatlin, President

technology resources merger sub, inc.

By: /s/ Ross Gatlin
Ross Gatlin, President

Prophet Equity LP
By: Prophet Equity GP LP,
its general partner
By: Prophet Equity Holdings LLC,
its general partner

By: /s/ Ross Gatlin
Ross Gatlin, Managing Partner

Prophet Equity GP LP
By: Prophet Equity Holdings LLC,
its general partner

By: /s/ Ross Gatlin
Ross Gatlin, Managing Partner

Prophet Equity Holdings LLC

By: /s/ Ross Gatlin
Ross Gatlin, Managing Partner

[additional signatures on next page]

Prophet Equity Partners LP
By: Prophet Equity Partners Holdings LLC,
its general partner

By: /s/ Ross Gatlin
Ross Gatlin, Managing Partner

Prophet Equity Partners Holdings LLC

By: /s/ Ross Gatlin
Ross Gatlin, Managing Partner

Prophet Equity Management LLC

By: /s/ Ross Gatlin
Ross Gatlin, Managing Partner

/s/ Ross Gatlin
Ross Gatlin, Individually